Contact

www.linkedin.com/in/jon-pastore-7827864 (LinkedIn)

Top Skills

Strategic Partnerships
Project Management
Marketing

Languages

English

Certifications

RHCE

Jon Pastore

CTO at EndSpam, Inc.
United States

Summary

The most valuable skills in the information age are identifying arbitrage, and additional applications for data/IP assets. I bring 20+ years experience with a variety of Linux and Microsoft operating systems, and related enterprise products. Developed enterprise level web based CRM solutions with work flow automation, for a variety of industries with strict regulatory requirements. Led teams of developers to create unique and innovative intellectual properties with multiple applications. Possesses a unique lens of experience providing an eye for revenue multiplying opportunities. Designed and implemented high availability, high performance environments for financial organizations and telecommunications carriers.

Mutant abilities: rapidly integrating new system knowledge, finding optimizations, and communicating effectively between technical and non-technical personnel in a sales or training capacity.

The Four Agreements have helped me tremendously in all relationships in my life.
They're simple:
1. Always do your best
2. Never make assumptions
3. Be impeccable with your word
4. Don't take anything personally

If you realize how easy it is to reflect someone's energy back at them, you might take a moment to change how you reflect that energy to improve any situation.

Experience

EndSpam.io
CTO
August 2020 - Present (2 years 8 months)
US

Premera Blue Cross
System Engineer V
September 2020 - Present (2 years 7 months)
Mountlake Terrace, Washington, United States

Systems Engineer V

• Promoted to Systems Engineer V Dec, 1st 2022
• Participated in DevSecOps Planning and Implementation at the request of IT and Cybersecurity
• Supported and mentored team on modern DevOps technologies and practices (i.e. Ansible/Hashicorp Vault) and CI/CD pipelines (using Azure DevOps)
• Supported CD&A (Corp Data & Analytics) Linux infrastructure and data warehouse applications (DataStage, Intersystems, TerraData, DSS Dataiku)
• Supplemented the development team as a solutions architect for Mulesoft hybrid infrastructure to address a critical government mandate, (CMS InterOp)
• Liaise with Cyber Security team for modernizing tooling and application threat modeling
• Collaborating with vendors and architects for data center migration to Azure cloud
• Resolved latency issues and race conditions with migration framework for the Netezza Data Warehouse migration to Snowflake; exponentially improved developers time to reconcile and QA refactored processes for Snowflake
• Designed infrastructure resiliency plan for the Enterprise Data Warehouse and ancillary supporting nodes; blue/green deployments fronted by LTM load balancers for intra-site redundancy and region redundant GTM load balancers for inter-site redundancy.
• Collaborated on policy development for Snowflake's Tri-Secret Secure customer managed keys to be compliant with our BYOK policy
• Designed improved monitoring and alarming using Dynatrace; leveraged synthetic monitors for custom advanced monitors; developed cut-sheet to scope requirements from teams and integrate their resources into Dynatrace

Jon Pastore Inc.
Freelance Consultant
July 2001 - September 2020 (19 years 3 months)
South Florida, United States

- Scripted notification of OpenVZ failures, published to community.

- Designed DebtStar CRM to automate credit counseling operations for consumers and their creditors using Apache/PERL/PostgreSQL/JavaScript on RedHat 7.2.
- Led a team to develop Nexum CRM to replace DebtStar CRM with modernized tools and functionality to simplify complications created by ISO 9000:2001, HIPPA, and GLBA compliance on RHEL.
- Designed Pinnacle CRM to service credit counseling, debt settlement, loan modification, student loan consolidation, foreclosure defense organizations and their sales affiliates. Back end service providers coexisted on a virtualized infrastructure using OpenVZ on CentOS.
- Exhibited at trade shows for marketing and customer relations, and participated in professional development and articulation of federal and state regulation, and bank policies pertaining to credit counseling industry and debt settlement.
- Responsible for tens of millions of dollars a month being securely disbursed through various payment gateway interfaces via DebtStar, Nexum, and Pinnacle CRM.
- Reorganized a large student loan consolidation enterprise so all events were inbound call events. Using CRM data and a hosted call center services communications platform, I increased sales and productivity several fold.
- Designed a script to automate scraping data from studentloan.gov to populate the CRM, generate PDF packages, and submit documents to the government.
- Developed an HOA electronic voting and esign service to stream media regarding the vote, and allow part time residents to participate without exorbitant FedEx fees.
- Engineered a data center for a cryptocurrency mining operation and a proof of concept for an automated trading bot to monitor exchanges and snipe arbitrage opportunities. Daemonized PERL scripts would fork new processes for each symbol pair monitored at the target exchanges as they were enabled in the database.

T-Mobile
Senior Engineer of Systems Architecture & Design
May 2017 - July 2020 (3 years 3 months)
Greater Seattle Area

Linux Engineer working with open stack, bash, python, Kamailio, and VoIP technologies.
The project is a dark project so I cannot describe too much.

Additional hobbies and extracurricular activities:
Redis/PostgreSQL/API development/GoLang/Node.js

Spectrum Voip Solutions
Senior Software Engineer Team Lead
September 2015 - December 2016 (1 year 4 months)
Pompano Beach, Florida

- Managed telecommunications and network infrastructure servicing several call centers.
- Developed CRM for health insurance call center customer that integrated with Vicidial/Asterisk for full work flow automation using PHP / PostgreSQL / Apache / OpenSUSE
- Designed real TCPA compliant telemarketing solutions using Vicidial / Asterisks / Open SUSE
- Implemented Kamailio SIP switches to manage 1.6 million minutes/day of voip traffic from several - Vicidial/asterisk clusters on Debian 8 with MySQL for persistence
- Scripted digesting carrier rate decks for least cost routing into Kamailio's MySQL DB with PERL
- Scripted task automation for management of over 150 OpenSUSE servers with bash and PERL
- Engineered a multi-daemon configuration of MySQL Percona with TokuDB engine using bash on a - Debian 8 supercomputing cluster to digest hundreds of billions of records for SIP routing analytics
- Parsed billions of short duration call detail records to identify consumer behavioral patterns to optimize call routing using bash/MySQL Percona on Debian 8 supercomputing cluster
- Automated data center monitoring with Zabbix/bash over secondary internal network
- Built a JSON REST API using node.js/PostgreSQL for Kamailio SIP switches to query and eliminate bad outbound call attempts based upon Tier 1 carrier responses and LRN/LERG DB live integration, or return LRN for billing
- Developed payment processing platform using node.js/Caddy/PostgreSQL

FEDERATED FINANCIAL SERVICES INC
IT Director
August 1998 - June 2001 (2 years 11 months)
Deerfield Beach, FL

- Set up Redhat [RHEL and CentOS]/Apache/bind to host thousands of virtual hosts created by scripts

- Automated search engine submission of the templates created by the SEO specialists
- Administration of a legacy Fox Pro 2.6 application that inspired DebtStar
- Implemented Windows NT domain and Exchange mail server
- Managed for network operations and telecommunications
- Disaster planning for fulfilling fiduciary commitments
- Developed a collection of PERL scripts resulting in a set of proof-of-concepts that later coalesced into DebtStar
- Analyzed data and developed reports to optimize operations and reduce inefficiencies
- Automated accounting and data entry tasks
- Implemented anti-fraud banking solutions
- Automated 80% consumer banking negotiations via MasterCard RPPS and Visa EasyPay

JSJ Technologies
Technician
November 1996 - July 1998 (1 year 9 months)
Coral Springs, FL

- Built and repaired computers for home and small business customers
- Engineered networks and backup solutions for small businesses

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Education

Redhat Certification at Redhat, NC
RHCE, Enterprise Linux implmentations · (2001 - 2001)

Coral Springs High School, Florida